Management’s Discussions and Analysis

For the First Quarter Ended March 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or the “Company”) is dated May 11, 2009 and provides an analysis of the Company’s unaudited financial results for the first quarter ended March 31, 2009 compared to the same period in the previous year. All amounts are presented in U.S. dollars, unless stated otherwise.

The following information should be read in conjunction with the Company’s March 31, 2009 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2008, which has been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently applied in the preparation of these financial statements.

Prior to 2009 the Company’s operations were measured in Canadian dollars and the consolidated financial statements were reported in Canadian dollars. Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars to reflect the change in functional currency of the Company and each of its subsidiaries to U.S. dollars. The change in functional currency was made in consideration of the fact that the Company’s main assets and its principal debt are denominated in U.S. dollars, and in addition, most of its goods and services purchased are in U.S. dollars. In accordance with Canadian GAAP, the Company is required to restate all comparative amounts to U.S. dollars by translating the assets and liabilities using the current rate method. Under this method the assets and liabilities are translated into U.S. dollars at the United States/ Canadian dollar exchange rate in effect at each prior reporting period, the income statement translated using the average rate for the year and shareholders’ equity translated at historical rates. Any foreign exchange differences as a result of the translation are reported in Accumulated Other Comprehensive Income, a component of shareholders’ equity.

The Company’s shares are listed on the Toronto Stock Exchange and NYSE Amex under the symbol “AZC” and on the Frankfurt Stock Exchange under the symbol “A5R”. Additional information related to Augusta is available on the Company’s website at www.augustaresource.com or on SEDAR at www.sedar.com.

Description of the Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta holds a 100% interest in the Rosemont copper property (“Rosemont” or the “Rosemont Property”). Rosemont is in the development stage and is thus non-producing and consequently does not generate any operating income or cash flows from operations. Augusta depends entirely on equity and debt capital to finance its activities.

The Rosemont Property is comprised of approximately 15,000 acres (6,070 hectares) of patented and unpatented claims, fee land and leased grazing ranchland. Rosemont is approximately 50 kilometers southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mine-able copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Augusta delivered a mineral resource estimate for Rosemont in the first quarter of 2007 and completed a final Feasibility Study in August 2007. This feasibility was updated in January 2009 as amended (the “Updated Feasibility Study”).

Recent Developments

  Updated Feasibility Study re-confirming Rosemont as an economically robust open pit copper/molybdenum mine with low development risk

  Final resolution of ASARCO lawsuit

  Senior management appointment

The Updated Feasibility Study re-confirmed that Rosemont is an economically robust open pit copper/molybdenum mine with low development risk. In addition, the Updated Feasibility Study concluded that Rosemont is technically and economically feasible, with opportunities for further optimization, and the project should press forward with development in anticipation of receiving the necessary permits.

The Updated Feasibility Study and related technical report were prepared by M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona under the supervision of Dr. Conrad Huss, P.E., an independent Qualified Person under the standards set forth under NI 43-101.

Using long-term metal pricing of $1.85 per pound of copper, $15 per pound of molybdenum, and $12 per ounce of silver, the project would generate a net present value (NPV) (5%) of approximately $1.2 billion with an internal rate of return (IRR) of 17.8% and a payback of 5 years on an after-tax basis. Rosemont’s mine life based on the current mineral reserve estimate is 21 years, with anticipated cathode production commencing in Q4 2011 and concentrate production anticipated in Q1 2012. The 75,000-ton per day mining and milling process will be a conventional modern hard rock open pit operation with a sulphide copper concentrator plant and a heap leach SX-EW plant for the treatment of oxide ore. Annual production is expected to total 221 million pounds of copper (for the first eight years), 4.7 million pounds of molybdenum, 2.4 million ounces of silver and approximately 15 thousand ounces of gold as a by-product credit.

On January 16, 2009, the Company announced an agreement was reached with ASARCO LLC that resolves the lawsuit ASARCO filed against the Company and other defendants on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceedings. The settlement removes significant uncertainty in the Company’s efforts to develop the Rosemont copper mine. On March 26, 2009, the United States Bankruptcy Court for Southern District of Texas Corpus Christi Division granted an Order of Dismissal dismissing the ASARCO adversary proceedings with each party to bear its own fees, costs and expenses.

On March 2, 2009, the Company appointed Mr. Gordon Jang as Vice President, Corporate Controller. Mr. Jang brings to Augusta over 15 years of operational and corporate controllership experience with Lundin Mining Corp., EuroZinc Mining Corp. and Pan American Silver Corp. Mr. Jang is a Certified Management Accountant.

Financial review and results of operations

Due to the change to U.S. dollar reporting, the 2008 comparable figures, which had previously been reported in Canadian dollars, had been translated to U.S. dollars using the average USD/CAD exchange rate in effect for the quarter.

	Three months ended March 31,
	2009	2008	Change

EXPENSES
Salaries and benefits	$566,735	$866,157	$299,422
Stock-based compensation	438,336	482,052	43,716
Exploration	-	532,543	532,543
Legal, Accounting and Audit	167,772	178,352	10,580
Travel	46,748	130,235	83,487
Consulting	30,029	126,228	96,199
Filing and Regulatory fees	45,581	112,935	67,354
Recruiting fees	30,553	76,492	45,939
Office and Administration	43,408	71,563	28,155
Rent	37,272	41,370	4,098
Investor Relations	14,902	40,901	25,999
Directors' fees	24,636	23,087	(1,549)
Insurance	39,475	18,628	(20,847)
Membership and Conferences	10,276	-	(10,276)
Amortization	32,759	15,253	(17,506)
Fiscal and Advisory services	2,962	1,515	(1,447)
Loss from operations	(1,531,444)	(2,717,311)	1,185,867
Interest and other income	224,444	603,385	(378,941)
Other expenses	(67,230)	(237,868)	170,638
Foreign exchange gains (losses)	(150,702)	370,326	(521,028)
Interest and finance charges	(26,708)	(53,028)	26,320
Net loss for the period	$(1,551,640)	$(2,034,496)	$482,856

For the three months ended March 31, 2009, the Company reported a net loss of $1,551,640 or $0.02 loss per share compared to a net loss of $2,034,496 or $0.02 loss per share for the same period in 2008. The lower net loss for this quarter was due primarily to eliminating non-essential expenditures, capitalizing project salaries to Rosemont that were previously expensed and no exploration activities. The reduction in spending was partially offset by foreign exchange losses on Canadian denominated assets as the Canadian dollar depreciated against the U.S. dollar. The 2008 net loss also included a onetime $470,000 net gain on the sale of certain mineral properties located in the United States.

The change in the reporting currency to U.S. dollar during the quarter had a significant impact to the foreign exchange loss as the Canadian dollar weakened against the U.S. dollar. However, since most of the Company’s assets and liabilities are denominated in U.S. dollars, management expects the impact of future foreign exchange losses and gains to be less volatile compared to the Company continuing to maintain the Canadian dollar as its reporting currency.

Operating expenses decreased $1,185,867 or 44% during the quarter to $1,531,444 compared to $2,717,311 for the corresponding period in 2008. The lower operating expenses were the result of capitalizing project salaries to Rosemont, cost saving and other initiatives to reduce overall operating costs to cope with the current economic environment which will put the Company in a better position on the eventual recovery of the global economy.

The decrease in operating expenses during the quarter compared to the same period in 2008 is due to the following:

Salaries and benefits decreased $299,422 or 35% to $566,735 as a portion of the salaries relating to the Rosemont project are now capitalized to the project when the Company received a positive feasibility study, which began in the third quarter of 2008. Total salaries and benefits paid during the quarter were slightly lower than the amounts paid in the same period in 2008.

Exploration costs decreased $532,543 to $nil as there were no exploration drilling activities during this quarter.

Travel costs decreased $83,487 or 64% to $46,748 as the Company had reduced non-essential travel compared to the same period in 2008 when there were increased management travel to Rosemont and increased awareness program with the shareholders and investing community.

Consulting fees consists of tax advisory, Sarbanes Oxley and other professional services provided to the Company. Consulting fees decreased $96,199 or 76% to $30,029 due primarily to fewer external consulting services rendered during the quarter. Consulting services during the same period in 2008 comprise of tax advisory and legal services relating to mergers and acquisitions activity, compensation review services and ongoing Sarbanes Oxley compliance costs.

Investor Relations activities decreased $25,999 or 64% to $14,902 due primarily to reduced non-essential investor relation activities compared to the same period in 2008 when the Company revamped its website and advertised in the mining publications.

Insurance increased $20,847 or 112% to $39,475 due to the amortization of higher insurance premiums on directors’ and officers’ liability insurance as well as office content insurance.

Amortization increased $17,506 or 115% to $32,759 due to increased amortization from the purchase of mine and geological modelling software in the fourth quarter of 2008.

Interest and other income consist of revenue from ranching activities, interest earned on its investment and interest accretion on long-term receivable. Interest and other income decreased $378,942 or 63% to $224,443 due primarily to a one-time $470,000 gain from the sale of certain mineral properties to Ely Gold & Minerals Inc. (“Ely Gold”) that closed in the first quarter 2008. Revenue from ranching activities almost doubled during the quarter to $128,516 compared to the same period in 2008 and also includes a full quarter’s interest accretion on the Ely Gold receivable.

Other expenses consist of ranch operating costs which decreased $170,638 or 72% to $67,230 compared to $237,868 for the same period in 2008. Operating costs during the quarter were comparable to the same period in 2008 except in 2008, it included approximately $170,000 live-stock purchases.

Foreign exchange loss was $150,702 compared to a $370,326 foreign exchange gain for the same period in 2008. These figures are not comparable since the Company changed its measurement and reporting currency to U.S. dollar on January 1, 2009. The foreign exchange loss during this quarter was due primarily to the depreciation of the Canadian dollar on the Company’s Canadian dollar denominated net working capital items while the 2008 gain was due primarily to U.S. dollar denominated short-term investments and other financial assets and liabilities.

Interest and finance charges consist of banking fees, loan interest and amortization of deferred financing costs. Interest and finance charges decreased $26,320 or 50% to $26,708 due primarily to charging $16,378 of interest against the carrying value of the mineral properties.

Quarterly information

Selected financial information for each of the eight most recently completed quarters are as follows:

			Net loss per
	Revenue	Net loss	share
Q1 2009	$128,516	$(1,551,640)	$(0.02)
Q4 2008	$-	$(7,691,318)	$(0.09)
Q3 2008	$-	$(3,330,636)	$(0.04)
Q2 2008	$265	$(3,882,034)	$(0.04)
Q1 2008	$67,636	$(2,034,496)	$(0.02)
Q4 2007	$18,209	$(3,601,623)	$(0.04)
Q3 2007	$-	$(1,900,655)	$(0.02)
Q2 2007	$19,486	$(835,316)	$(0.01)

Rosemont project

In January 2009, the Company filed the Updated Feasibility Study while work continues on permitting and basic engineering. The civil engineering design work remained a priority for the quarter to support and ensure that the permitting schedule remains on track for completion. Work continues on the finalization of the process flow diagrams, in particular the copper and molybdenum flotation and dry stack filtration flow sheets.

The Company continues with the federal, state, and local regulatory approval process. The process relies on completion of an Environmental Impact Statement which is being managed by the United States Forest Service (the “Forest Service”). The approval process is expected to be completed over the next sixteen months with Record of Decision (“ROD”) scheduled in July 2010. The ROD will be issued by the Forest Service and Bureau of Land Management for mining activities on public land and the Army Corps of Engineers for impact of mining activities on waters of the United States. Other permits include the following:

  The Aquifer Protection Permit issued by the Arizona Department of Environmental Quality that sets the standards so that operations protect the quality of groundwater;

  The approval of the Arizona Mined Land Reclamation Plan issued by the State of Arizona Mine Inspector which sets bonding and reclamation requirements for mining on private lands;

  The Air Permit that will be issued by the Pima County Department of Environmental Quality which will set requirements for dust control and protection of air quality; and

  The State Land Department Right of Way will ensure that utility corridors for water and power lines are protective of cultural and natural resources on state lands; and

  The Certificate of Environmental Compliance Process is managed by the Arizona Corporation Commission. This process will determine the most beneficial routing of power lines to be constructed to the mine site.

Liquidity and Capital Resources

The Company’s mineral exploration and development activities have provided the Company with no sources of income other than the incidental ranching revenue that it receives from sale of livestock. Since the Company has no other sources of revenue, a history of losses and a long-term debt that will mature in June 2010, the Company will require further capital to continue its ongoing development and operating activities at Rosemont. However, given the nature of its business and results of operations, these do not provide a meaningful interpretation of the Company’s valuation and its non-financial performance.

As at March 31, 2009 the Company had $2,626,762 in cash and cash equivalents, which decreased $4,936,428 since the beginning of the year. The Company spent $2,161,680 on operating activities during the three month period ended March 31, 2009 compared to $2,946,850 for the same period in 2008. Working capital decreased $3,710,600 during the quarter to $1,346,475 compared to a $5,057,075 at the beginning of the year.

During the three months ended March 31, 2009, the Company drew down $8,727,982 or substantially all of the remaining balance of the Sumitomo loan facility to make its scheduled instalment payment on long-lead equipment purchases. As at March 31, 2009, the outstanding balance of the loan facility was $39,788,344 and has accrued $277,441 of interest during the quarter. Substantially all of the accrued interest in the quarter was charged to the equipment’s carrying value. The Company also made a scheduled annual $556,945 payment with respect to the purchase of Sanrita land. No other source of capital was raised during the quarter, which resulted in a decline in the cash and cash equivalents balance.

For the three months ended March 31, 2009, the Company made instalment payments totalling $8,758,061 for long-lead equipment purchases and $3,100,375 was spent on permitting and environmental activities at Rosemont. The Company received its first of five annual $1 million instalment payments from Ely Gold & Minerals Inc. (“Ely”) on February 28, 2009 relating to Ely’s purchase of certain mineral properties from the Company in the first quarter of 2008.

The following table lists the known contractual obligations as at March 31, 2009:

in thousands of U.S. dollars	< 1 year	1 - 3 years	> 3 years	Total

Accounts payable and accrued liabilities	$2,745	$-	$-	$2,745
Note and loan facility (1)	557	41,826	-	42,383
Long-lead equipment purchases (2)	-	84,195	-	84,195
Asarco production payment	-	2,600	-	2,600
Operating lease obligations	57	168	-	225
Engineering, procurement and Construction
management (3)	-	54,845	-	54,845
	$3,359	$183,634	$-	$186,993

(1) $2,224 promissory note for the purchase of 53 acre parcel land, south of Tucson for a well field, pump station, and a possible water recharge location. The promissory note bears interest at 8% and requires 5 equal instalments of $557 on the February 20 anniversary date commencing February 2008. Also, the $40,000 Sumitomo credit facility plus accrued interest matures on June 2010.

(2) The Company has signed agreements and letter awards for long-lead equipment purchases. Provisions in the agreements allow the Company, under certain circumstances, to assign, transfer or sell the contracts to third parties. In the event Augusta does not make the necessary instalment payments through to completion of the contracts the amount paid as deposits on long-lead equipment are not refundable. Refer to the December 31, 2008 Management’s Discussion and Analysis for further information on the long-lead equipment purchases.

(3) Represents engineering, procurement and construction management services contract awarded to M3 Engineering & Technology Corporation for the Rosemont project.

The Company has no off-balance sheet arrangements.

The Company’s cash balances are largely invested in guaranteed investment certificates issued by one of the Canadian chartered banks with the highest possible investment ratings with terms of 90 days or less and can be easily liquidated.

The Company historically has relied upon external funding through equity subscriptions and debt borrowings to satisfy capital requirements and will continue to depend on this in the future to finance its development activities. There are no assurances that capital requirements will be met by these sources of financing as inherent risks, including commodity prices, financial market conditions and general economic factors could have a material adverse effect on the Company’s growth strategy, results of operations and financial condition.

Outlook

The Company continues with basic mine engineering and permitting process with a goal of receiving the ROD by July of 2010. In the meantime, the Company will monitor its cash flow and operate in a manner to preserve cash while the Company secures its funding for Rosemont.

The Company has retained TD Securities Inc. as its financial advisor to assist in assessing the various strategic alternatives for Augusta including minority joint venture (“JV”) interests, concentrate off-take financing and mergers and acquisitions.

The Company recently completed a private placement for approximately C$5 million through the issuance of 3.35 million units at C$1.50 per unit. Each unit consists of one common share and one share purchase warrant exercisable at C$2.30 per warrant until April 17, 2010. The proceeds will be for working capital purposes.

Related party transactions

The Company shares rent and administrative services with two companies, related by common directors and officers. During the three months ended March 31, 2009, the Company charged $80,715 (2008 - $124,025) to these companies for rent and administrative services. As at March 31, 2009, $316,268 (December 31, 2008 - $239,724) of accounts receivable was due from these two related companies. Subsequent to March 31, 2009, $167,871 has been paid from one of the two related companies.

Also included in accounts receivable at March 31, 2009 is $71,569 (December 31, 2008 - $63,153) due from an Officer of the Company and companies related to the Officer.

Included in accounts payable and accrued liabilities at March 31, 2009 was $5,595 (December 31, 2008 - $75,290) due to the Vice President Administration of the Company for accrued salary.

All related party transactions are recorded at fair value.

Proposed transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Share capital information

As at the date of this report, the Company had an unlimited number of common shares authorized for issuance, with 88,734,261 common shares issued and outstanding and 8,475,800 stock options outstanding at a weighted average exercise price of $2.11 per option.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk and liquidity risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign currency exchange rates. The Company operates in Canada and the United States and a significant portion of its expenses are incurred in U.S. dollars. Historically, the Company’s primary source of financing is through the issuance of equity capital, which, has always been in Canadian dollars. A significant change in the currency exchange rate between the Canadian dollar relative to the U.S. dollar could have an adverse affect on the Company’s results of operations, financial position and cash flows.

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2009, the Company is exposed to currency risk through the following assets and liabilities:

in Canadian dollars	March 31, 2009	December 31, 2008
Cash and cash equivalents	$1,479,670	$3,620,666
Accounts receivable	$480,149	$363,226
Prepaids and deposits	$10,237	$10,511
Accounts payable and accrued liabilities	$355,977	$630,027

Based on the net exposure as at March 31, 2009, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase (decrease) of approximately $150,000 in the Company’s net earnings (loss).

b)	Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions and invested in short-term guaranteed investment certificates or banker’s acceptance.

Other assets relate primarily to a long term receivable from Ely Gold & Minerals Inc. (“Ely”) which is to be paid over the next four years and the Ely warrants are exercisable into Ely common shares at a price of C$0.50 per warrant until August 2009. In the event that Ely does not make the required scheduled payments, the Company can take the common shares of DI Minerals Inc. or the properties sold to Ely.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

To meet its current obligations, the Company has recently completed an equity financing of approximately C$5 million and is engaged in ongoing discussions with a number of financial institutions and other intermediaries regarding financing alternatives to advance the Rosemont project from permitting to construction. While the Company continues to seek alternative financing arrangements, it is not possible to predict whether these efforts will be successful.

Adoption of new accounting standards

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosures of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period, (“EIC-27”) was withdrawn.

The standard was effective for our fiscal year beginning on January 1, 2009. Adoption of this standard did not have any effect on our financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities.

The standard is effective for our fiscal year beginning on January 1, 2009 and the adoption of EIC-173 did not have any effect on the Company’s financial statements.

Mining Exploration Costs

In March 2009, CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the accounting and impairment review of exploration costs. This standard is effective for our fiscal year beginning on January 1, 2009. The application of EIC-174 did not have any effect on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”)

The CICA has announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for fiscal years beginning on or after January 1, 2011. The Company will begin reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2011.

The Company will commence in the second quarter of 2009 an IFRS diagnostic study with a view of assessing the impact of the transition of IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. The impact on the future financial position and results of operations is not reasonably determinable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as system changes that may be necessary to gather and process the required information.

Disclosure Controls

There has been no changes in the Company’s disclosure controls during the three months ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, its disclosure controls.

Internal Control over Financial Reporting

Management is responsible for establishing adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well the system is designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2009 that have materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward-looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements or information, which speak only as of the date the statements were made.